                                                                   Exhibit(d)(8)
                                                                           Draft

[ING FUNDS Logo]


February 25, 2003


Board of Trustees
ING Mutual Funds
7337 East Doubletree Ranch Road
Scottsdale, AZ 85258-2034

RE:  VOLUNTARY EXPENSE LIMITATIONS

Ladies and Gentlemen:

For the Class A, B, C, I and Q shares of ING International Fund (the "Fund"), a series of ING Mutual Funds, ING investments, LLC shall waive or lower its investment management fee in accordance with the Expense Limitation Agreement between ING investments, LLC and ING Mutual Funds, dated September 23, 2002, as if the Maximum Operating Expense Limits specified in Schedule A of the Expense Limitation Agreement were as follows:

                        MAXIMUM OPERATING EXPENSE LIMIT
                    (AS A PERCENTAGE OF AVERAGE NET ASSETS)

            Class A       Class B       Class C      Class I      Class Q
            -------       -------       -------      -------      -------
             1.95%         2.70%         2.70%        1.60%        1.85%

The method of computation to determine the amount of the fee waiver and the definitions as set forth in the Expense Limitation Agreement shall apply. We are willing to be bound by this Agreement to lower our fee for the period from July 1, 2003 through and including June 30, 2004 or, if sooner, the termination of the Expense Limitation Agreement. This Agreement shall terminate upon termination of the Expense Limitation Agreement.

Sincerely,



Michael J. Roland
Executive Vice President




7337 East Doubletree Ranch Road      Tel: 480.477.3000     ING INVESTMENTS, LLC
Scottsdale, AZ 85258-2034            Fax: 480.477.2700
                                     www.ingfunds.com